Exhibit 1

Westpac Banking Corporation
Level 18, 275 Kent Street
Sydney, NSW, 2000

3 November 2025

Westpac sells RAMS mortgage portfolio

Westpac today announced it has entered into an agreement to sell its $21.4bn RAMS mortgage portfolio1 to a consortium which includes Pepper Money Limited (“Pepper Money”), KKR2 and PIMCO.

The sale is at a slight premium to the gross loan value of the portfolio to be transferred at completion. After transaction costs and other adjustments, a loss on sale is expected.

Following completion, Westpac’s common equity Tier 1 capital ratio is estimated to increase by c.20 bps.

Westpac Chief Executive Anthony Miller said the sale further simplifies the bank following the closure of RAMS to new business in August 2024.

“This transaction will significantly streamline Westpac’s mortgage operations, reduce run costs across the business and provide further strategic flexibility,” Miller said.

“Importantly, RAMS customers can continue managing their loans through the RAMS app, website, and call centre and do not need to do anything following today’s announcement,” he said.

Customers will be supported with any transitional requirements over the coming months.

Completion of the transaction is subject to various conditions and regulatory approvals and is expected to occur in 2H26.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0422 800 321

1 The sale represents the whole of the RAMS branded mortgage portfolio, $21.4bn as at 30 September 2025

2 KKR is making its investment in the portfolio from managed credit funds and accounts as part of the firm’s Asset-Based Finance strategy.

Westpac Banking Corporation
Level 18, 275 Kent Street
Sydney, NSW, 2000

About the acquirers

Pepper Money

Pepper Money is one of Australia and New Zealand’s leading non-bank lenders. It was established in 2000 as a specialist residential home loan lender in Australia with a focus on providing innovative home loan solutions to customers. Today, Pepper Money has a broad product offering including residential home loans, asset finance, commercial real estate and novated leases in Australia and residential home loans in New Zealand.

KKR

KKR is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and supporting growth in its portfolio companies and communities. KKR sponsors investment funds that invest in private equity, credit and real assets and has strategic partners that manage hedge funds. KKR’s insurance subsidiaries offer retirement, life and reinsurance products under the management of Global Atlantic Financial Group. References to KKR’s investments may include the activities of its sponsored funds and insurance subsidiaries. For additional information about KKR & Co. Inc. (NYSE: KKR), please visit KKR’s website at www.kkr.com. For additional information about Global Atlantic Financial Group, please visit Global Atlantic Financial Group’s website at www.globalatlantic.com.

PIMCO

PIMCO is a global leader in active fixed income with deep expertise across public and private markets. PIMCO invests its clients’ capital across a range of fixed income and credit opportunities, drawing upon its decades of experience navigating complex debt markets. PIMCO’s flexible capital base and deep relationships with issuers have helped it become one of the world’s largest providers of traditional and non-traditional solutions for companies that need financing and investors who seek strong risk-adjusted returns.

This document has been authorised for release by Tim Hartin, Company Secretary.